June 23, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via EDGAR and Hand Delivery

Re:	Dominion Midstream Partners, LP
Amendment No. 1 to the Registration Statement on Form S-1
Filed May 21, 2014
File No. 333-194864

Ladies and Gentlemen:

Set forth below are the responses of Dominion Midstream Partners, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2014, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-194864, filed with the Commission on May 21, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

Formation Transactions and Partnership Structure, page 13

1.	We note that you have granted the underwriters a 30-day option to purchase up to a currently unspecified amount of additional common units and any proceeds received from the exercise of the option will be distributed to Dominion. We further note that any common units not purchased by the underwriters as part of this option will ultimately be given to Dominion. Please tell us whether the common units associated with the underwriters’ option are included, or in addition to, the currently unspecified amount of common units that you will issue to Dominion as outlined in the third bullet to this section. We may have further comments after reviewing your response.

Securities and Exchange Commission

June 23, 2014

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see page 13 of Amendment No. 2.

Risk Factors, page 26

Risks Inherent in Our Investment in Cove Point, page 29

Various factors could negatively affect the timing or overall development of the Liquefaction Projects . . . , page 31

2.	In an appropriate place in the prospectus, please revise to elaborate upon the provisions that would trigger damages due to your customers and the termination rights of your customers as a result of any significant delays that arise in the development and completion of the Liquefaction Project.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see page 31 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

Results of Operations, page 87

3.	Please refer to your analysis of net revenue for the interim period, seen at the bottom of page 87. Please revise to better explain why purchased gas declined significantly from March 31, 2013 to March 31, 2014. In this regard, we note your disclosure on page 86 that the “Cove Point LNG Facility is not currently receiving any LNG import shipments.” Please tell us and disclose specifically when you stopped receiving import shipments, other than to maintain the cryogenic readiness of the facility. Please also apply this comment to your analysis of net revenue for the annual period.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 86-88 of Amendment No. 2.

Capital Spending, page 91

4.	Please disclose whether Dominion has secured funding necessary for the remaining development costs and other capital expenditures for Cove Point. If such funding has not been secured, please disclose why and, in an appropriate place in your disclosure, elaborate on the factors that might prevent Dominion from being able to provide funding for the remaining development costs and capital expenditures.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 32 and 91 of Amendment No. 2.

Securities and Exchange Commission

June 23, 2014

Business, page 105

Above Cove Point, page 109

Operations, page 110

Liquefaction Project—Regulatory and Other Proceedings, page 115

5.	We note your disclosure that FERC issued its environmental assessment of the Liquefaction Project. To the extent material, please describe the “appropriate mitigation measures” in FERC’s environmental assessment to which you refer in your disclosure and the estimated costs of implementing those measures.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 6 and 115 of Amendment No. 2.

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Securities and Exchange Commission

June 23, 2014

For any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

DOMINION MIDSTREAM PARTNERS, LP

By:	Dominion Midstream GP, LLC, its general partner

By:	/s/ Mark O. Webb
Name:	Mark O. Webb
Title:	Vice President and General Counsel

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
William J. Cooper III, Andrews Kurth, LLP
G. Michael O’Leary, Andrews Kurth, LLP